Policies with respect to security investments for Fidelity Government Income Fund and Fidelity Intermediate Government Income Fund:

FMR uses central funds to help invest the fund's assets. Central funds are specialized investment vehicles managed by FMR affiliates that are designed to be used by Fidelity funds.

Fidelity uses them to invest in particular security types or investment disciplines.